

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 9, 2009

Mr. Michael E. Jalbert
Chairman of the Board
President and Chief Executive Officer
EF Johnson Technologies, Inc.
1440 Corporate Drive
Irving, TX 75038

> **Re: EF Johnson Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-21681**

Dear Mr. Jalbert:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008
Financial Statements
Note 2 restatements, page F-15

1. Tell us in more detail of the nature and terms of the memorandum of understanding you entered with one of your vendors. Provide us with the journal entries you recorded prior and after the restatement to account for the impact of this agreement in your financial statements. Tell us the names of all the parties involved and the reasons for their

involvement. Clarify to us whether the vendor and the contract manufacturer you refer to in this note are the same entities.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director